December 23, 2015

Via EDGAR

Jacob Sandoval

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Securities and Exchange Commission Comments Regarding Various Filings of the Victory Portfolios (Investment Company Act File # 811-04852 and CIK # 0000802716) and the Victory Institutional Funds (Investment Company Act File # 811-21584 and CIK # 0001289876)

Dear Mr. Sandoval:

On behalf of the Victory Portfolios and Victory Institutional Funds (each a “Trust”) on behalf of their series portfolios individually a “Fund”, or the “Funds”, we respond by this letter to the comments of the Securities and Exchange Commission (“SEC”) staff (the “Staff”) regarding the various filings noted below. You conveyed the Staff’s comments in a telephone conversation with Chris Dyer, Erin Wagner, Chris Sabato and Jay Baris on November 23, 2015. For ease of reference, each comment has been restated before our response.

1.              Comment: Please update the name in EDGAR for INCORE Fund for Income, INCORE Investment Grade Convertible Fund, INCORE Total Return Bond Fund and Integrity Discovery Fund.

Response: The Trusts confirm the names of these Funds have been updated on EDGAR.

2.              Comment: Please add the ticker symbols in EDGAR for Integrity Mid-Cap Value Fund Class R6.

Response: The Trusts confirm the ticker symbol of this Fund has been added on EDGAR.

3.              Comment: The Stock Index Fund does not appear to be active.  Please mark as inactive in EDGAR.

Response: The Trusts confirm that this Fund has been marked inactive on EDGAR.

4.              Comment: Item 2 of Form N-CSR requires that the Chief Executive Officer and Chief Financial Officer sign the filings.  There were some filings by the President and Treasurer.  Going forward, indicate that the person signing the filings is the Principal Executive Officer and Principal Financial Officer.

Response: The Trusts confirm future filings will designate the Principal Executive Officer and Principal Financial Officer.

5.              Comment: An amended Form N-SAR was filed on March 18, 2015. Please provide the reason for the amended filing.

Response: The N-SAR filed on March 18, 2015 was related to eleven Funds that had recently been added to the Victory Portfolios that had a different fiscal year end than the existing Funds.

The initial N-SAR filing did not contain the new Series Identifiers for the Funds.  In addition, certain stale information was included in the filing that related to Funds that should not have been included in N-SAR filing.

6.              Comment: The comment “Consider disclosing in the Organization section of the Notes to Financial Statements (page 182) if the funds are diversified or non-diversified” was provided previously.  Management responded that they would consider making this change in future shareholder reports.  Please confirm if that decision has been made.

Response:  Management has concluded that requested disclosure is not required and is already included in the Funds’ prospectus.

7.              Comment: The comment “Consider disclosing the dollar amount of ROC-SOP adjustments and the reasons for the adjustments” was provided previously.  Management responded that they would consider making this change in future shareholder reports.  Please confirm if that decision has been made.

Response: Management has concluded that the disclosure is not required and is not information that a shareholder would find beneficial.

8.              Comment: The shareholder reports disclose a Line of Credit.  Please include disclosure of the Line of Credit in the prospectus.

Response: The Trusts will include this disclosure in the Funds’ Statement of Additional Information in future filings.

9.              Comment: On page 38 of the June 30, 2015 Shareholder Report, confirm that the disclosure concerning the use of derivatives for the Munder Total Return Bond Fund is consistent with the July 30, 2010 letter to the Investment Company Institute, Re: Derivatives-Related Disclosures by Investment Companies.

Response: The Trusts will include disclosure concerning the use of derivatives in a Fund’s portfolio to the extent needed to address the staff’s concerns expressed in the July 30, 2010 letter to the Investment Company Institute.

10.       Comment: The Munder Total Return Bond Fund, Fund For Income and Investment Grade Convertible Fund all held variable rate securities.  Please disclose the terms of the interest rates for variable rate securities going forward consistent with the Modernization Proposal.

Response: the Trusts are closely following the Modernization Proposal and are prepared to make changes after final rules have been issued and become effective.

11.       Comment: On pages 120 and 121 of the June 30, 2015 shareholder report, the custody fees liability balance is $0 for Integrity Micro-Cap Equity Fund, Integrity Mid-Cap Value Fund and Integrity Small/Mid-Cap Value Fund.  Please confirm if the balance is $0 or if there was netting of any credits.

Response: The Trusts confirm that the custody liability balances were $0 for these Funds and that there was not netting of any credits.

12.       Comment: In the October 31, 2014 shareholder report, Other Fees on the Statement of Operations (pages 109 and 110) of the Dividend Growth Fund and Select Fund are greater than 5% of total expenses.  In accordance with Regulation S-X Rule 6-07(2), breakout any “Other Fees” that exceed 5% of total expenses.

Response: There were no “Other Fees” that exceeded 5% of total expenses in the Dividend Growth Fund.  The Select Fund had printing expenses that exceeded 5% of total expenses.  The Trusts will ensure that any “Other Fees” that exceed 5% of total expenses are disclosed separately in future reports.

13.       Comment: In accordance with Regulation S-X Rule 6-07(7)(e), confirm if there are any foreign capital gains taxes in the Emerging Markets Small Cap Fund and Trivalent Emerging Markets Small-Cap Fund.  Please disclose any foreign capital gains taxes going forward.

Response: These Funds had minimal foreign capital gains taxes that were included with realized gains and unrealized appreciation/depreciation.  Foreign capital gains taxes will be disclosed separately in future reports.

14.       Comment: In the October 31, 2014 shareholder report, confirm if consideration was given to the AICPA’s Expert Panel guidance on convertible bond interest for the interest disclosed on the Statement of Operations  for the Investment Grade Convertible Fund.

Response: The Trusts confirms that Investment Grade Convertible Fund is following the AICPA’s guidance on convertible bond interest.

15.       Comment: In the June 30, 2015 shareholder report, the Financial Highlights of the Trivalent International  Fund — Core Equity (pages 171-175) disclose overdraft fees.  Please confirm that the Expense Limitation Agreement excludes overdraft fees in the expense limitation.

Response:  The Trusts Expense Limitation Agreement excludes “interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, and other extraordinary expense not incurred in the ordinary course of such Fund’s business”.  The Trusts have treated overdraft fees charged by the custodian as interest, and, therefore, have excluded such amounts from the expense limitation calculation.

16.       Comment: In the June 30, 2015 shareholder report, the Notes to Financial Statements for the Munder Index 500 Fund and Munder Total Return Bond Fund (page 193), expand the disclosure in accordance with ASC 815-10-50 to better explain the volume of activity in derivatives.

Response: The Trusts believe that the disclosure in the Notes concerning the volume of activity is consistent with ASC 815-10-50. The Trusts evaluate the volume of activity in derivatives each reporting period by calculating the average monthly notional amount and comparing it to the exposure as of reporting period end.  For any Fund with exposure, as of reporting period end, of less than 10% of the average notional amount during the period, we disclose in the Notes to Financial Statements that the positions at year end are representative of the notional amount during the period.  If the amount exceeds 10%, than the actual monthly average is disclosed.

17.       Comment: In the June 30, 2015 shareholder report, the Hypothetical expense examples (page 211) appear to be calculated based on 184 days out of 365 days, but the footnote explains that 181 days out of 365 days were used.  Please correct going forward.

Response: The Hypothetical expense examples are calculated using 181 days out of 365 days.  The footnote accurately discloses that 181 days was used in the calculations.

18.       Comment: In the Victory Institutional Diversified Stock Fund’s October 31, 2015 shareholder report, Note 5 in the Notes to Financial Statements (page 16) discloses credit risk.  Credit risk is not disclosed in the prospectus as a principal risk and the fund does not invest in any derivatives.  Please update going forward.

Response: The Trusts do not believe credit risk is a principal risk of this Fund. Therefore, the risk will be excluded from future reports, consistent with the Fund’s prospectus.

In connection with these comments, the Registrant acknowledges that:

•                  the Registrant is responsible for the adequacy and accuracy of the disclosures in this filing;

•                  Securities and Exchange Commission (“SEC”) staff comments or changes to this filing in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•                  the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the responses set forth above, please contact me at (614) 470-8418.

Sincerely,

/s/ Christopher E. Sabato

Christopher E. Sabato
Treasurer, Victory Portfolios and Victory Institutional Funds

Cc:                             Board of Trustees, Victory Portfolios and Victory Institutional Funds

Edward J. Veilleux, Chief Compliance Officer of Victory Portfolios and Victory Institutional Funds

Christopher K. Dyer, President of Victory Portfolios and Victory Institutional Funds

Erin G. Wagner, Victory Capital Management Inc.

Jay G. Baris, Morrison & Foerster LLC

Nathan J. Greene, Shearman & Stearling